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                              February 11, 2022

       Shyam P. Kambeyanda
       Chief Executive Officer
       ESAB Corp.
       909 Rose Avenue, 8th Floor
       North Bethesda, MD 20852

                                                        Re: ESAB Corp.
                                                            Amendment No. 3 to
Draft Registration Statement on Form 10
                                                            Submitted January
26, 2022
                                                            CIK No. 0001877322

       Dear Mr. Kambeyanda:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10

       Exhibit 99.1, Preliminary Information Statement of ESAB Corporation The Separation and Distribution, page 6

   1. Revise to include a detailed discussion of the material provisions of the agreements that will provide a
framework for your relationship with Colfax. Additionally, disclose with specificity the
limitations you will be subject to as a result of the Tax Matters Agreement with Enovis, including
the expected duration of these limitations and the types of
                                                        transactions you would
be prohibited from pursuing. Lastly, please quantify the scope of the indemnification
obligations to Enovis or otherwise supplement your disclosure to provide shareholders
with sufficient information to assess the materiality of these obligations.
 Shyam P. Kambeyanda
ESAB Corp.
February 11, 2022
Page 2
Executive and Director Compensation, page 89

2. Please provide updated executive compensation disclosure for your most recently completed fiscal year. Refer to Item 402 of Regulation S-K.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,
FirstName LastNameShyam P. Kambeyanda
                                                          Division of
Corporation Finance
Comapany NameESAB Corp.
                                                          Office of Technology
February 11, 2022 Page 2
cc:       Cathy A. Birkeland
FirstName LastName